Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Benefits Administration Committee of

Packaging Corporation of America Thrift Plan for Hourly Employees:

We consent to the incorporation by reference in the registration statements (No. 333-179620, No. 333-202723, and No. 333-238155) on Form S-8 of Packaging Corporation of America of our report dated June 28, 2019, with respect to the statement of net assets available for benefits of the Packaging Corporation of America Thrift Plan for Hourly Employees as of December 31, 2018, and the related notes, (collectively, the “financial statements”), which report appears in the December 31, 2019 annual report on Form 11-K of the Packaging Corporation of America Thrift Plan for Hourly Employees.

/s/ KPMG LLP

Chicago, Illinois

June 26, 2020